PRIMERO DELIVERS STRONG FOURTH QUARTER PRODUCTION;

PROVIDES 2011 OUTLOOK AND THREE-YEAR PLAN

Toronto, Ontario, January 17, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announced fourth quarter and 2010 annual production at San Dimas of 24,700 gold equivalent ounces1 and 100,500 gold equivalent ounces1 respectively, within the revised guidance range. Total cash costs2 for 2010 are expected to be $581 per gold equivalent ounce or $471 per gold ounce, net of by-product credits. The preliminary cash cost information provided is approximate and may differ from the final results included in the 2010 annual audited financial statements and MD&A.

The Company also provided its outlook for 2011 and summary of its three-year plan. Gold equivalent production at San Dimas is expected to increase in 2011 and nearly double from current levels by the end of 2013. Mine development plans have been aggressively increased in order to achieve growth objectives and justify a mill expansion in 2012.

“We are pleased with the Company’s operating performance in the fourth quarter,” said Joseph F. Conway, President & CEO. “We were able to increase throughput significantly over the third quarter and achieved our revised production guidance for the year. We have also recently completed a thorough review of operations and revised the mine’s three-year plan. We have determined that there is a significant opportunity for Primero by aggressively advancing underground development and exploration drilling. Given continued positive results from the high grade Sinaloa Graben, the Company plans to expand the mill from 2,100 tonnes per day to 2,500 tonnes per day during 2012. We expect 2011 to be a year of transition as we increase development spending by 50% and double exploration spending. Higher grades are anticipated in 2011, resulting in a 15% increase in gold equivalent production. The full impact of the Sinaloa Graben discovery will not be seen until 2012 and 2013. The Company’s goal is to increase production at San Dimas to approximately 200,000 gold equivalent ounces1 per year by the end of 2013, up nearly 100% from 2010 levels.”

Highlights:

  Fourth quarter production of 24,700 gold equivalent ounces1, representing an increase of 3,000 gold equivalent ounces1 (14%) over the previous quarter;

  Fourth quarter average daily throughput of 1,840 tonnes per day, an increase of 15% over the third quarter and the best quarterly performance in 2010;

  Full year 2010 production of 100,500 gold equivalent ounces1 (37,300 gold equivalent ounces1 attributable to Primero), within the revised guidance range;

  2011 production forecast to increase by around 15% to 110,000 to 120,000 gold equivalent ounces1;

  Three-year plan estimates production of approximately 200,000 gold equivalent ounces1 by end of 2013, nearly double 2010.

Increased Mine Production Drives Results

Primero produced 24,700 gold equivalent ounces1 during the fourth quarter of 2010. This resulted in 2010 San Dimas production of 100,500 gold equivalent ounces1, within the revised guidance range of 99,000 to 103,000 gold equivalent ounces1, as announced by the Company on November 10, 2010.

Total cash costs2 for the fourth quarter and full year 2010 are expected to be $643 per gold equivalent ounce, or $524 per gold ounce on a by-product basis; and $581 per gold equivalent ounce, or $471 per gold ounce on a by-product basis, respectively. This is approximately 2% above the revised guidance range of $550 to $570 per gold equivalent ounce for full year 2010 and was primarily a result of higher than anticipated costs that occurred during the fourth quarter associated with the transition from Goldcorp’s ownership to the Company’s ownership. The Company has now elected to report cash costs2 on a production basis, as reflected in the figures contained in this news release.

Higher production was achieved during the fourth quarter primarily as a result of mining more ore. Mill throughput increased by 15% during the fourth quarter compared with the third quarter and averaged 1,840 tonnes per day. The increase in mill throughput was achieved by a steady monthly increase, ultimately exceeding the Company’s year-end target with an average of 1,950 tonnes per day in December.

Month	Throughput Target	Throughput Result
	(tonnes per day)	(tonnes per day)
October 2010	1,810	1,710
November 2010	1,870	1,850
December 2010	1,880	1,950

“We were encouraged by our operating results during the fourth quarter,” said Eduardo Luna, EVP & President, Mexico. “The mill has a 2,100 tonne per day capacity, which was achieved on several days during November and December. Now we have established that the mill can successfully operate at capacity it allows us to concentrate on increasing underground development at the mine.”

Primero reports that 1,062,500 ounces of silver were delivered to Silver Wheaton Corp.3 (“Silver Wheaton”) under the amended silver purchase agreement during the fourth quarter. The Company will begin selling fifty percent of the silver produced at spot prices, after the first 3.5 million ounces of silver are delivered to Silver Wheaton each year. Primero has now delivered 2,045,000 ounces and management expects that at current run rates it will begin selling silver at spot prices during the second quarter of 2011.

Summarized Operating Data

	Year Ended*		Three Months Ended*
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Aug 6, – Sep 30, 2010*	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009
Tonnes of ore milled	612,300	673,300	168,900	88,400	145,900	152,200	145,300	166,400
Gold equivalent production[1] (gold equivalent ounces)	100,500	133,900	24,700	12,600	21,700	24,600	29,500	35,500
Gold production (ounces)	85,400	113,000	21,200	10,800	18,400	20,900	24,900	30,800
Silver production[3] (million ounces)	4.53	5.09	1.21	0.58	1.00	1.11	1.25	1.27
Silver sales to Silver Wheaton (million ounces)	4.37	5.10	1.06	0.98	0.98	1.08	1.21	1.26
Silver spot sales by Primero* (million ounces)	-	-	-	-	-	-	-	-
Gold grade (grams per tonne)	4.46	5.36	4.01	3.89	4.03	4.45	5.47	5.89
Silver grade (grams per tonne)	244	249	236	214	227	244	273	251
Gold recovery rate (%)	97	97	97	98	97	97	98	98
Silver recovery rate (%)	94	95	94	95	94	94	94	95
Total cash costs[2] (per gold equivalent ounce)	581	407	643	633	653	590	467	411
Total cash costs[2] – by-product** (per gold ounce)	471	301	524	526	552	484	354	307

*The San Dimas mine was acquired by Primero on August 6, 2010. The comparative operating data (excluding cash costs) was as reported during the period the mine was owned by Goldcorp Inc.

**Cash costs (by-product) per gold ounce reported for the San Dimas mines by Goldcorp Inc. for the year ended December 31, 2009, and the three months ended December 31, 2009, March 31, 2010, June 30, 2010 were $287, $272, $374, $457, respectively. The by-product cash costs presented in this table prior to August 6, 2010 are based on internal financial statements of the San Dimas operations and are calculated on a production basis and do not contain certain inter-company transactions that are reversed for Goldcorp Inc.’s consolidated reporting. They are therefore not directly comparable to the byproduct cash costs as reported by Goldcorp Inc.

Outlook for 2011

In 2011 Primero expects to produce between 110,000 and 120,000 gold equivalent ounces1, an increase of 15% over 2010, based on higher throughput and grades and the impact of the revised silver purchase agreement. Cash costs2 for 2011 will also be positively impacted by the amendment in the silver purchase agreement and are expected to be in the range of $550 to $570 per gold equivalent ounce or between $350 and $370 per gold ounce on a by-product basis. The Company has prepared forecasts for 2011 production and average cash costs2 on a gold equivalent and by-product accounting basis, as summarized in the table below:

As at January 17, 2011	Outlook 2011
Gold equivalent production[1] (gold equivalent ounces)	110,000-120,000
Gold production (ounces)	90,000-100,000
Silver production[3] (ounces)	4,500,000-5,000,000
Gold grade (grams per tonne)	4.8
Silver grade (grams per tonne)	250
Total cash costs[2] (per gold equivalent ounce)	$550 - $570
Total cash costs[2] - by-product (per gold ounce)	$350 - $370
Capital expenditures (US$ millions)	$31 million

Material assumptions used to forecast total cash costs2 for 2011 include: an average gold price of $1,400 per ounce; an average silver price of $6.63 per ounce, as according to the silver purchase agreement the first 3.5 million ounces and 50% of the excess of silver are sold at $4.04 per ounce and the balance is sold at spot, which is assumed to be $24 per ounce; and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar.

Capital expenditures in 2011 reflect management’s focus on growth, with underground development and exploration drilling accounting for 75% of the expected $31 million expenditure. Development drifting will increase by 50% to $11.4 million, representing 8,900 metres up from 6,100 metres in 2010. Exploration spending will double to $12 million, representing 53,000 metres of diamond drilling and 3,800 metres of exploration drifting as compared to 42,000 metres of drilling and 315 metres of drifting in 2010. Total underground drifting in 2011 is budgeted to increase by 100% over 2010. The remainder of the capital expenditure in 2011 will be sustaining capital of $5.9 million plus capital projects of $1.6 million.

Capital expenditures in 2012 and 2013 are expected to be in a similar range to 2011 during the ramp up and expansion phase.

Increased Exploration & Development Expected to Unlock Potential

Development drilling in 2011 will be focused in the main mining (Central Block) and exploration (Sinaloa Graben) areas. In 2011 the majority of the ore is anticipated to come from the Central Block with a small amount from the higher-grade Sinaloa Graben. The Company expects that in 2012 the Sinaloa Graben will begin to have a more significant impact on production and within five years is anticipated to contribute close to 50% of the ore at San Dimas.

Drifting in Sinaloa Graben in 2011 is anticipated to encounter the Roberta, Robertita and Nancy high grade vein systems, known in the adjacent Central Block area. These veins currently account for the majority of the production from the Central Block area and are expected to extend into the Sinaloa Graben. Mine management anticipates that these veins will contribute a large portion of the reserves within the Sinaloa Graben.

Strategic tunnels previously planned for later in 2012, are now planned in 2011. These tunnels will open up new access routes to the main production and exploration areas of the mine, increasing operational flexibility.

San Dimas has a long history of reserve growth and, over a 30 year period, has a 90% resource to reserve conversion rate. The 2011 exploration plan aims to increase reserves and resources at a higher rate than in recent years and includes 53,000 metres of diamond drilling and 3,800 metres of exploration drifting. Drilling will target the Sinaloa Graben; the Roberta, Robertita and Julieta veins in the Central Block; and the Arana Hanging Wall areas. There are expected to be 12 drill rigs in operation throughout 2011, compared to nine in 2010. The three-year plan also includes investment in exploring the larger land package at San Dimas as historically only the immediate mine area has been explored in detail.

Three-Year Plan Shows Significant Growth

Expenditures at San Dimas have recently been focused on capital improvement programs such as the new dry tailings plant and completing the tunnel between the current mining area (Central Block) and the new exploration area (Sinaloa Graben).

The San Dimas three-year plan has been revised and now reflects a profile of impressive growth. Development will be advanced to ensure there are sufficient stopes ahead of mining; capital has been allocated to expand the mill to approximately 2,500 tonnes per day and exploration drilling will be significantly increased to better assess the opportunity of the land package beyond the immediate mine site.

The investments outlined in the three-year plan are in support of achieving the Company’s goal of producing approximately 200,000 gold equivalent ounces1 per year from San Dimas before the end of 2013.

2011 is expected to be a year of transition as underground development is advanced in order to sustain the mill at 1,900 tonnes per day. Grade is expected to increase over 2010 levels to average around 4.8 grams per tonne as mining in stopes with higher grade ore is planned. Throughput is expected to remain relatively consistent throughout the year. By 2012 the Company’s goal is to ensure throughput is consistently above 2,100 tonnes per day, warranting the estimated $4.5 million investment to expand the mill to 2,500 tonnes per day. 2012 production is estimated to be 25% to 30% higher than 2011 due to higher grades and maintaining throughput at 2,100 tonnes per day. By 2013 the mill expansion is expected to be completed and throughput could average 2,500 tonnes per day at higher grades due to the contribution of higher grade Sinaloa Graben ore. Production in 2013 is expected to approach 200,000 gold equivalent ounces1 (around 130,000 to 140,000 ounces of gold and 8.0 to 8.1 million ounces of silver) representing nearly a doubling of gold equivalent production from current levels in three years. Total cash costs are expected to trend below $450 per gold equivalent ounce over the three-year plan.

“San Dimas has been producing gold for well over 100 years,” said Eduardo Luna. “We are confident that the ounces are there, it`s just a matter of how quickly and efficiently we can extract them. As with many of the San Dimas senior mine management, I have witnessed what can occur when San Dimas is the primary focus of an experienced management team with capital to invest. We look forward to achieving the goals we have set.”

Production figures for the three-year plan were calculated using the following metal prices:

Assumption	2011	2012	2013
Gold (US$ per ounce)	1,400	1,450	1,270
Silver (US$ per ounce)	24	25	21
Silver price received from Silver Wheaton (US$ per ounce)	4.04	4.08	4.12

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the fourth quarter was 339:1 based on the realized prices of $1,370 per ounce of gold and $4.04 per ounce of silver, as per the silver purchase agreement. The ratio for the 2011 guidance projection was 211:1 based on $1,400 per ounce of gold and an average silver price of $6.63 per ounce, as per the silver purchase agreement.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the total threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

The information in this news release has been prepared as at January 17, 2011. Certain statements contained in this press release constitute forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “goal” and similar expressions are intended to identify such forward-looking statements. Such statements include without limitation: the Company's estimates of production, including the number of gold equivalent ounces produced, estimated ore grades, and throughput; timing of the completion of mill expansion; timing of the commencement and completion of exploration and development, including the completion of the Sinaloa Graben/Central Block tunnel expansion; forecast total cash costs; and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; expected results of planned exploration and development, including the confirmation of the potential of the Sinaloa Graben, the anticipated extension of higher grade vein systems, the identification of additional reserves and minable material; and other statements and information regarding anticipated trends (including trends in cash costs) with respect to the Company's operations and exploration. Such forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking statements contained in this news release, which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this news release; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. For a more detailed discussion of such risks and other factors, see the Company’s short form prospectus dated July 9, 2010 available on SEDAR at www.sedar.com as well as the Company's other filings with the Canadian Securities Administrators. Forward looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to understand the Company’s operating objectives and should not be relied upon for any other purpose. These statements do not reflect the potential impact of any non-recurring or special items that may be announced or occur after the date of this news release. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to mill expansion and additional mine development, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, capital costs, total cash costs, expected geology and exploration results. Actual results and final decisions may be materially different from those currently anticipated.